November 26, 2019

Renato Negro
Vice President and Controller
Avanos Medical, Inc.
5405 Windward Parkway, Suite 100 South
Alpharetta, Georgia 30004

       Re: Avanos Medical, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-36440

Dear Mr. Negro:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Profit (Loss), page 24

1. We note that gross profit increased from 55% in 2017 to 60% in 2018. In future filings, please disclose the reason for significant changes in gross profit. Refer to Item 303(a)(3)
      of Regulation S-K.
Item 8. Financial Statements and Supplementary Data
Note 1. Revenue Recognition and Accounts Receivable, page 39

2. We note your disclosure of revenue attributable to chronic care and pain management on page 61. Please explain to us your consideration of ASC 606-10-50-5 and 55-89 through
      55-91 relating to your determination that disaggregation of revenues into additional categories is not required. For example, you disclose that surgical pain, interventional pain, digestive health and respiratory health are separate categories and that each
 Renato Negro
Avanos Medical, Inc.
November 26, 2019
Page 2
         accounted for more than 10% of sales and on page 2 that competitors are fragmented by product category. Similarly, you referred to "significant growth potential for Acute
         Pain," "headwinds continue in Acute Pain," and that "Acute Pain performed in-line with our expectations" as part of recent 2018 and 2019 earnings call presentations. Also, tell us how you considered the disclosure requirements of ASC 280-10-50-40.
Note 13. Commitments and Contingencies
Legal Matters, page 56

3. For each of the significant matters described in your disclosure, please explain to us your evaluation of the requirement of ASC 450-20-50-4(b). For any matters where you otherwise would be required to disclose that you cannot make an estimate of the possible loss or range of loss, provide us the basis for your determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameRenato Negro                                 Sincerely,
Comapany NameAvanos Medical, Inc.
                                                               Division of
Corporation Finance
November 26, 2019 Page 2                                       Office of Life
Sciences
FirstName LastName